[FOCUS LETTERHEAD]

May 5, 2006

VIA EDGAR AND FACSIMILE

Ms. Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          Focus Enhancements, Inc.

Registration Statement on Form S-3

Filed April 13, 2006

File No. 333-133291

Dear Ms. Jacobs:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Focus Enhancements, Inc. (the “Company”), hereby requests that the above-referenced Registration Statement be declared effective on Wednesday, May 10, 2006, at Noon, Eastern Standard Time, or as soon thereafter as practicable.

We hereby acknowledge that should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. We further acknowledge that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing. In addition, we acknowledge that the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company confirms that it is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement.

Very truly yours,

FOCUS ENHANCEMENTS, INC.

By:	/s/ Gary L. Williams
Gary L. Williams
Executive Vice President of Finance and Chief
Financial Officer